EXHIBIT 20
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      NEWS RELEASE                         FOR IMMEDIATE RELEASE
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                   ZENITH REFOCUSES WORKFORCE, SKILLS
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                      Expects Related $9 Million
                   Second-Quarter Severance Charge

GLENVIEW, Ill., May 23, 1995 -- Zenith Electronics Corporation's second-quarter results will include a charge of about $9 million for severance costs related to employment reductions, primarily in its U.S. salaried workforce, the company said today.
  "We are taking steps to assure that, throughout the company, we have an organization that is totally focused on our goals and a workforce that is equipped to achieve them," said Al Moschner, president and chief executive officer.
  The company said that, as a major part of that effort, it expects to reduce its 2,000-person U.S. salaried workforce by about 200 positions, in part through a special voluntary early retirement program. Together with other initiatives, these moves are expected to reduce annual costs by about $20 million, the company said.
  In a letter to employees, Moschner said: "We will continue to step-up our training efforts. We will be redeploying our talents. We will be bringing in skills where we're lacking. And, where skills no longer fit our new approaches to running the business, we will be eliminating some positions and letting some people go.
  "The fact is, to improve our competitiveness, we must have the people with the right skills in the right jobs to carry us forward," he said.

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MEDIA CONTACT:  John Taylor (708) 391-8181
INVESTOR CONTACT:  Bill McNitt (708) 391-7713